JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sutherland.com

July 31, 2008

Via Messenger and edgar submission

Karen Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Natural Gas Fund, LP Registration No. 333-152121

Dear Ms. Garnett:

On behalf of the United States Natural Gas Fund, LP  (the “Registrant”), set forth below is the Registrant’s response to your comment letter of July 18, 2008 to the registration statement.

General

1.
We note that as of June 30, 2007, the Fund had a non-affiliated public float of $61,950,000, which is below the $75,000,000 public float requirement of Form S-3. Please verify that your current non-affiliated public float meets the Form S-3 threshold. If not, please explain why you otherwise qualify to use Form S-3. Refer to Form S-3, General Instructions, Section I.B.1.

Response: The Registrant respectfully submits that, as of the date of the filing of its registration statement on Form S-3, it met the registrant requirements set forth under Form S-3, General Instructions, Section I.A and the transaction requirements set forth under Form S-3, General Instructions, Section I.B. The transaction requirements are met by virtue of the fact that the Registrant is offering units to Authorized Purchasers for cash and its public float of voting and non-voting equity held by non-affiliates exceeded $75 million at the time of filing and at all times during the 60 days prior to the date of filing.   On July 3, 2008, the date of the filing of the registration statement on Form S-3, the Registrant had a public float of $1,165,985,970. However, as you know, the $61,950,000 public float as of June 30, 2007 would mean the Registrant does not yet qualify as an accelerated filer, even though it is currently eligible to use Form S-3 for a primary offering.

Karen Garnett
July 31, 2008

2. Please revise your filing to include an audited balance sheet as of the end of the most recent fiscal year for United States Commodity Funds LLC, the Fund’s General Partner.

Response:  The Registrant respectfully submits that it does not believe that there is any requirement to include an audited balance sheet of the Registrant's General Partner.  As a preliminary matter, as noted in the response above, the Registrant is filing this registration statement on Form S-3 which incorporates by reference the Registrant's audited financial statements from it's annual report on Form 10-K.  The Registrant, in direct consultation with it's auditors, made the determination that the annual report on Form 10-K did not require the inclusion of audited financial statements of the General Partner for the reasons discussed below.

In the Registrant's initial public offering on Form S-1, the General Partner's financial statements were included since the Registrant had limited assets and relied on the General Partner to front substantially all of the Registrant's organizational and offering-related expenses.  As of June 30, 2008, however, the Registrant had approximately $1 billion in assets and cash in the amount of $1,134,102,301 which is more than sufficient to fund its operations as required by the Second Amended and Restated Agreement of Limited Partnership (the "LP Agreement").  Under the LP Agreement, the Registrant is responsible for all expenses relating to brokerage fees, licensing fees for the use of intellectual property used by the Registrant, directors and liability insurance and fees for the independent directors, and, after the initial public offering of units, registration or other fees paid to any regulatory agency in connection with the offer and sale of the Registrant’s units, as well as all legal, accounting, printing and other expenses associated therewith. The General Partner is directly responsible for expenses relating to administrative services provided to the Registrant, including services provided by the Registrant’s custodian, marketing agent and administrative agent, as well as certain of the periodic reporting fees of the Registrant. The General Partner pays these amounts from an asset-based fee of 0.60% of the Registrant’s net asset value on the first $1,000,000,000 of assets, and 0.50% of the Registrant’s net asset value after the first $1,000,000,000 in consideration for these services. Subsequent to the initial offering of units and the significant increase in assets the Registrant was no longer reliant on the General Partner to fund its cash flows and direct expenses and the administrative fees paid to the General Partner are more than sufficient to cover the costs of the administrative and other services provided to the Registrant that are to be borne by the General Partner.

Karen Garnett
July 31, 2008

We note that there is no specific requirement in GAAP or Regulation S-X for a limited partnership to include the financial statements of its General Partner or Sponsor.  The "Accounting Disclosure Rules and Practice" training manual published by the Division of Corporation Finance in March 2000 notes that the "inclusion of [the] general partner's balance sheet is not mandatory in periodic reports.  However, where investors are likely to be influenced by the financial condition of the general partner because of a general partner's commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance, the general partner's balance sheet should be furnished."  As noted above, the General Partner of the Registrant has no commitment, intent or implication to fund cash flow deficits or furnish assistance to the Registrant, and unitholders would not likely look to the financial strength of the General Partner in assessing the ability of the Registrant to fulfill its investment objective.  As a result, and consistent with the recommendation of its independent auditors, the Registrant determined that inclusion of the balance sheet of the General Partner in the Registrant's annual report on Form 10-K was neither required or beneficial to unitholders.

* * *

We hope that you will find these responses satisfactory. If you have questions or further comments regarding this letter, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.